RBC Bearings Incorporated

One Tribology Center
Oxford, Connecticut 06478
Telephone: (203) 267-5043
Fax: (203) 267-5001

VIA EDGAR

March 9, 2012

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

RE:	RBC Bearings Incorporated
Form 10-K for the Fiscal Year Ended April 2, 2011
Filed May 27, 2011
Definitive Proxy Statement on Schedule 14A Filed July 27, 2011
Form 10-Q for Fiscal Quarter Ended October 1, 2011
Form 8-K Filed on September 13, 2011
Response dated February 16, 2012
File No. 0-51486

Dear Mr. O’Brien:

We are responding to your letter, dated February 29, 2012, to Daniel A. Bergeron, Chief Financial Officer of RBC Bearings Incorporated (the “Company”), regarding the Company’s above-referenced Form 10-K, Definitive Proxy Statement on Schedule 14A and Form 10-Q. For ease of reference, we have repeated the comments contained in your letter preceding our responses.

Form 10-K for the Fiscal Year Ended April 2, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 19

1. We note the draft disclosure you provided in response to comment 3 in our letter dated February 2, 2012. We appreciate the draft analysis provided for operating income at the segment level. Please enhance the draft disclosure to address the following in future filings:

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•	Please quantify each of the factors discussed as materially impacting operating income. Please refer to comment 1 in our letter dated February 2, 2012, and your corresponding response.
•	Please ensure your discussion and analysis of operating income at the consolidated level includes those factors that negatively impacted results in addition to the factors that positively impacted results. In this regard, the only factor disclosed as negatively impacting results is the expansion costs for your large bearing product lines, even though two of your four business segments had operating income margins that did not increase.
•	Please explain why SG&A as a percentage of net sales declined.
•	Please expand upon your discussion and analysis of Plain Bearings segment to explain why volume and pricing increases positively impacted operating income margin. In this regard, the margin increased significantly for fiscal year 2011 as compared to fiscal year 2010 without sufficient analysis to fully understand why.
•	Please explain why the operating margins for Roller Bearings segment slightly declined for fiscal year 2011 as compared to fiscal year 2010.
•	Please explain why the decline in volume for the Ball Bearings segment caused operating income margins to decline at such a significant rate.
•	For the Other segment, please explain why the increase in volume caused operating income margin to increase at such a significant rate.
•	We note that your primary raw material is stainless steel, which you note on page 19 of your Form 10-K has increased over the last seven years. We further note that you typically pass through these costs to your customers; however, there can be a lag of up to three months or more. To the extent that your operating income margin has been negatively impact by raw material costs during any interim or annual period, quantified disclosure should be provided in future filings.

Response:

In future filings, we will enhance our disclosure to cover the items addressed. We will provide disclosure along the lines we proposed in our letter dated February 16, 2012 and in addition will further enhance our disclosure to cover the list of items you have set forth above.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 22

Annual Incentive Compensation, page 24

2. We note the draft disclosure provided in response to comment 10 of our letter dated February 2, 2012. However, based on your disclosure, it remains unclear how the payouts for the executive officers in charge of operating segments were calculated. For example, we note that Mr. Crainer earned 140% of the targeted amount under element one, 100% of the targeted amount under element two, and 33% of the targeted amount under element three. According to your revised disclosure, Mr. Crainer is eligible to earn up to 60% of base salary under element one alone where achievement is equal to 120% of plan. In this case, it appears that because he earned 140% under element one, he would have earned 60% of base salary under element one alone, and his total payout would be well in excess of 60% of base salary. However, according to the revised disclosure, his bonus awarded represented only 62% of his base salary. Please provide us with revised disclosure showing how the overall payout was calculated for the named executive officers aside from the CEO and CFO. Further, we note that the base salaries you list in your revised disclosure are different than the base salaries provided in your Summary Compensation Table. Please tell us the reason for the discrepancy.

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Response:

In response to your request:

For fiscal 2011, Mr. Crainer achieved 108% of his goal under element (1) of his operating plan and therefore received a payment equal to 140% of the targeted amount under that element which is 30% of his base salary of $282,500; this calculates to $118,650. Mr. Crainer also achieved 100% of his goal under element (2) of his operating plan and therefore received a payment equal to 100% of his targeted amount under that element which is 15% of his base salary of $282,500; this calculates to $42,375. Last, Mr. Crainer received a payment under element (3) of his operating plan, equal to 33% of the targeted amount under that element which is 15% of his base salary of $282,500; this calculates to $13,975.

For fiscal 2011, Mr. Edwards achieved 86% of his goal under element (1) of his operating plan and therefore received a payment equal to 30% of his targeted amount under that element which is 30% of his base salary of $267,000; this calculates to $24,030. Mr. Edwards also achieved 100% of his goal under element (2) of his operating plan and therefore received a payment equal to 100% of his targeted amount under that element which is 15% of his base salary of $267,000; this calculates to $40,050. Last, Mr. Edwards received a payment under element (3) of his operating plan representing 100% of the targeted amount under that element which is 15% of his base salary of $267,000; this calculates to $40,050. In addition, based on a subjective assessment of Mr. Edwards’ performance for fiscal 2011 and taking into consideration the negative impact on Mr. Edwards’ operating plan results due to the recessionary environment in certain new markets causing reduced demand for new products which was beyond his control, the Committee determined that Mr. Edwards should be paid an additional discretionary bonus in the amount of $45,870.

For fiscal 2011, Mr. Williams was awarded an annual performance bonus in the amount of $56,250. This amount represents twenty five percent of his base salary of $225,000. The annual performance bonus was based on the assessment and recommendation of the CEO based on the Company’s overall performance and his assessment of Mr. Williams’ performance.

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The base salaries referenced above are the base salaries in effect when the annual performance bonuses were determined. These base salaries differ from the base salaries reflected in the Summary Compensation Table due to base salaries straddling fiscal years and furlough days during fiscal 2011 for which the named executive officers were not paid. For fiscal 2011 a reconciliation of the base salaries in our revised disclosure upon which the fiscal 2011 annual performance bonuses were based to the base salaries reflected in the Summary Compensation Table is as follows:

Michael J. Hartnett	Salary	Months	Amount
Base Rate (April 2010 to Nov 2010)	$726,374	8	$484,249
Base Rate (Dec 2010 to March 2011)	$762,693	4	$254,231
Sub-total			$738,480
Furlough Days Reduction			$(11,176)
Total on Summary Comp Table			$727,304

Daniel A. Bergeron	Salary	Months	Amount
Base Rate (April 2010 to Nov 2010)	$277,500	8	$185,000
Base Rate (Dec 2010 to March 2011)	$292,500	4	$97,500
Sub-total			$282,500
Furlough Days Reduction			$(4,269)
Total on Summary Comp Table			$278,231

Thomas C. Crainer	Salary	Months	Amount
Base Rate (April 2010 to Nov 2010)	$267,500	8	$178,333
Base Rate (Dec 2010 to March 2011)	$282,500	4	$94,167
Sub-total			$272,500
Furlough Days Reduction			$(4,115)
Total on Summary Comp Table			$268,385

Richard J. Edwards	Salary	Months	Amount
Base Rate (April 2010 to Nov 2010)	$255,000	8	$170,000
Base Rate (Dec 2010 to March 2011)	$267,000	4	$89,000
Sub-total			$259,000
Furlough Days Reduction			$(3,923)
Total on Summary Comp Table			$255,077

Thomas J. Williams	Salary	Months	Amount
Base Rate (April 2010 to Nov 2010)	$216,000	8	$144,000
Base Rate (Dec 2010 to March 2011)	$225,000	4	$75,000
Sub-total			$219,000
Furlough Days Reduction			$(3,323)
Total on Summary Comp Table			$215,677

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3. We note that your named executive officers were awarded additional discretionary bonuses for 2011. However, we note that you have included the total amounts of the discretionary bonuses in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table. Please advise us as to why you believe these amounts should be considered non-equity incentive plan compensation, or, alternatively, please report such amounts in the “Bonus” column in future filings. See Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretations.

Response:

In future filings, we will report in the Bonus column (column (d)) of the Summary Compensation Table all discretionary bonuses which are paid over and above the amounts earned by meeting the performance measures applicable to the Company’s annual performance bonus plans and which are reportable under the Non-Equity Incentive Plan Compensation column (column (g)) of the Summary Compensation Table.

Form 8-K Filed on September 13, 2011.

4. It does not appear that you have amended your Form 8-K filed on September 13, 2011, to report your decision regarding the frequency of say-on-pay votes. The amended Form 8-K is generally required to be filed within 150 days after the stockholder meeting. Please advise.

Response:

Form 8-K/A, amending the Company’s Form 8-K filed on September 13, 2011, was filed on March 2, 2012. At its meeting held on October 27, 2011, the Company’s Compensation Committee and Board of Directors determined that the Company will hold future stockholder advisory votes on the compensation of the named executive officers every year until its next vote on the frequency of holding stockholder votes on the compensation of its named executive officers.

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you have questions regarding any of the items addressed in this letter, please feel free to contact me directly at 203-267-5043.

RBC Bearings Incorporated

/s/ Thomas J. Williams

Thomas J. Williams
General Counsel and Secretary

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